UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: __________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant	AF Acquisition Corp.
Former Name if Applicable	N/A
Address of Principal Executive Office (Street and Number)	139 North County Road Floor 2, Suite 35
City, State and Zip Code	Palm Beach, FL 33480

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 10-Q for the quarterly period ended September 30, 2022 within the prescribed time period without unreasonable effort or expense because the Registrant’s independent registered public accounting firm needs additional time to complete its review of the financial statements for the quarterly period ended September 30, 2022. The Registrant anticipates that it will file its Form 10-Q within the five-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV --OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Christopher Bradley	(561)	838-9494
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We have neither engaged in any operations nor generated any operating revenues to date. Our only activities for the period from January 12, 2021 (inception) through September 30, 2022 were organizational activities, those necessary to prepare for the Initial Public Offering, described below, and, after our Initial Public Offering, identifying a target company for a business combination. We intend to effectuate our initial business combination using cash from the proceeds of our Initial Public Offering and the private placement of the private placement warrants, the proceeds of the sale of our shares in connection with our initial business combination (pursuant to forward purchase agreements or backstop agreements we may enter into following the consummation of our Initial Public Offering or otherwise), shares issued to the owners of the target, debt issued to bank or other lenders or the owners of the target, or a combination of the foregoing.

For the three months ended September 30, 2022, we had net income of $1,749,331, which resulted from a gain on the change in fair value of warrant liabilities of $1,240,200, unrealized gain on investments held in Trust Account of $1,017,915, and a change in fair value of convertible note of $3,000, partially offset by operating and formation costs of $239,672, income tax expense of $221,839 and franchise tax expense of $50,273.

For the three months ended September 30, 2021, we had net income of $3,637,293, which resulted from a gain on the change in fair value of warrant liabilities of $3,869,933, unrealized gain on investments held in Trust Account of $11,517, dividend income of $4,265 and interest income of $18, partially offset by operating and formation costs of $198,167 and franchise tax expense of $50,273.

For the nine months ended September 30, 2022, we had net income of $6,668,726, which resulted from a gain on the change in fair value of warrant liabilities of $6,574,333, unrealized gain on investments held in Trust Account of $1,378,078, a change in fair value of convertible note of $3,000, and interest income of $10, partially offset by operating and formation costs of $915,566, income tax expense of $221,839 and franchise tax expense of $149,290.

For the period from January 12, 2021 (Inception) through September 30, 2021, we had net income of $10,382,310, which resulted from a gain on the change in fair value of warrant liabilities of $11,833,800, unrealized gain on investments held in Trust Account of $14,017, dividend income of $4,265, and interest income of $48, partially offset by expensed offering costs of $686,818, loss on sale of private placement warrants of $224,333, operating and formation costs of $419,325, and franchise tax expense of $139,344.

The amounts reported above are still under review by the Registrant’s independent registered public accounting firm and may differ once reported in the Form 10-Q to be filed by the Registrant.

AF Acquisition Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2022	By:	/s/ Christopher Bradley
Christopher Bradley
Chief Financial Officer